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                   SAPIENS AWARDED SECOND MULTI-MILLION DOLLAR
             POLICY ADMINISTRATION PROJECT FROM ONEBEACON INSURANCE

   -- POLICY INSIGHT TO EXTEND MARKET REACH FOR ONEBEACON'S PERSONAL LINES --

RESEARCH TRIANGLE PARK, N.C., - JULY 30, 2003 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of IT business solutions for the insurance industry, today announced the signing of a second multi-million dollar contract with OneBeacon Insurance Group. The agreement includes the deployment of Sapiens Policy INSIGHT(TM) policy administration solution for OneBeacon's personal lines business.

The new personal lines solution will support OneBeacon's business throughout seven states in Northeastern United States. This implementation follows the successful deployment of OneBeacon's commercial lines policy administration system using Policy INSIGHT. The new project will improve internal efficiencies by consolidating and integrating additional IT platforms, allowing OneBeacon to lower operational costs and enable faster reaction to state regulatory and legislative changes affecting personal business. The Sapiens platform will improve collaboration and transaction processing across the enterprise, reducing cycle time, eliminating duplicate data entry and excessive paper trails as well as improving accuracy for quotes in real-time.

The personal lines toolset will also empower agents by integrating their operations into OneBeacon's core infrastructure applications, and third-party systems and services via Web-based, personalized portals. The improved collaboration will increase agent and employee productivity, create more competitive products and produce better business results.

"We made the decision to work with Sapiens to implement Policy INSIGHT in our personal lines business based on the very successful deployment of the solution within our commercial lines," said Mike Natan, CIO of OneBeacon Insurance Group. "We have already begun to realize excellent returns from our first implementation and are anxious to multiply the service and financial benefits."

"We are very encouraged by the interest and success of our Policy INSIGHT solution. I believe this also shows the increased demand for robust, flexible policy administration solutions," said Dan Trajman, President, Sapiens Americas. "OneBeacon can now realize the benefits of a policy processing platform for both Commercial and Personal Lines yielding extended value from their initial investment. We look forward to helping OneBeacon's increase their competitive advantage in this dynamic marketplace."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the FORMULA Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

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July 30, 2003 One Beacon Personal Lines
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FOR ADDITIONAL INFORMATION
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Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

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